FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

YPF Sociedád Anonima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the National Securities Commission dated March 24, 2014.

TRANSLATION

Autonomous City of Buenos Aires, March 24, 2014

To the

Comisión Nacional de Valores

(National Securities Commission)

Ref.: Information pursuant to

Article 2, Ch. 1, Title XII of the

National Securities Commission

rules – Incident at the Cerro

Divisadero Plant

The purpose of this letter is to comply with the requirements of Article 2 of Chapter 1 of Title XII of the National Securities Commission rules.

In that connection, please be advised that on March 21, a fire occurred at the Cerro Divisadero crude oil treatment plant, located 20 kilometers from the town of Bardas Blancas in the province of Mendoza.

The Cerro Divisadero plant, which has 6 tanks, 4 of which are for processing and 2 are for dispatch of treated crude oil, concentrates the production of 10 deposits in the Malargue area, which constitutes a daily production of approximately 9,200 barrels of oil and represents 3.8% of the oil production of YPF.

Currently, the fire has been completely extinguished and maintenance works have commenced to reinitiate operations of the surrounding facilities, which had been preventatively shut down due to the risk of being affected, and to work on reestablishing production. The technical personnel of the company are currently defining the plan for the total resumption of activities in the coming days.

The throughput of crude oil to the Luján de Cuyo refinery was not affected and the refinery operates within the anticipated conditions.

Yours truly,

Alejandro Cherñacov

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 24, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer

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